DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Christopher R. Stambaugh christopher.stambaugh@dlapiper.com T 919.786.2040 F 919.786.2200

Via UPS Overnight

February 9, 2016

Kim McManus, Senior Counsel

Sandra Hunter, Staff Attorney

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3010CF/AD8

Washington, DC 20549

Re:	CNL Healthcare Properties II, Inc.
Amendment No. 3 to Registration Statement on Form S-11 Filed February 9, 2016
File No. 333-206017

Dear Ms. McManus and Ms. Hunter:

On behalf of our client, CNL Healthcare Properties II, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of Amendment No. 3 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 3”).

Amendment No. 3 includes revisions in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to Stephen H. Mauldin, Chief Executive Officer and President of the Company, dated February 1, 2016 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 3 along with four additional copies marked to show changes from the Company’s filing of Amendment No. 2 on Form S-11 on January 15, 2016, together with copies of this response letter as filed with the SEC. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 3.

Prospectus Summary, page 2

Terms of the Offering, page 3

1.	We note your response to comment 3 of our letter dated December 11, 2015. We note that your revised disclosure indicates that for the same investment amount, purchasers will receive more Class T shares than if they purchased Class A shares unless they are eligible for volume or other discounts on Class A shares. We note from your disclosure on page 198 that this does not appear to be the case. It appears from your disclosure on page 198 that even if shareholders purchase over $5,000,000 of Class A shares, they will still pay more per share than they would per Class T share. Please revise to clarify.

Response: We have revised the disclosure on page 6 of the prospectus to refer to discounts generally, as there are some purchasers that are eligible to purchase Class A shares with no selling commissions or dealer manager fees.

Kim McManus Sandra Hunter U.S. Securities and Exchange Commission February 9, 2016 Page 2

Estimated Use of Proceeds, page 69

2.	We note your response to comment 7 of our letter dated December 11, 2015. We continue to note that your advisor can be reimbursed for the organization and offering expenses under certain circumstances in connection with a liquidity event and if the advisor is terminated without cause prior to a liquidity event. As the contingent reimbursement of other organization and offering expenses to your advisor and its affiliates is a cost to the business, it is our view that these amounts should be reflected in the Use of Proceeds Table. We therefore respectfully reissue our prior comment. Please ensure that the Use of Proceeds Table deducts the organization and offering expenses in computing the amount available for investment given the fact that the advisor is not gifting this amount to the issuer, but instead will receive a contingent reimbursement right.

Response: The Company and the Advisor have agreed that there will be no reimbursement of the other organization and offering expenses relating to this offering. We have revised the disclosure accordingly on the cover page of the prospectus, on pages 66-69, and elsewhere throughout the prospectus.

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at christopher.stambaugh@dlapiper.com or by phone at (919) 786-2040 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Christopher R. Stambaugh